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     As filed with the Securities and Exchange Commission on January __, 1998


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                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   SCHEDULE 14D-9

                       Solicitation/Recommendation Statement
                        Pursuant to Section 14(d)(4) of the
                          Securities Exchange Act of 1934

                                 (Amendment No. 1)

                              SOFTWARE ARTISTRY, INC.
                             (Name of Subject Company)

                              SOFTWARE ARTISTRY, INC.
                         (Name of Person Filing Statement)

                       COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class of Securities)

                                      83402810
                       (CUSIP Number of Class of Securities)

                                  W. SCOTT WEBBER
                                   PRESIDENT AND
                              CHIEF EXECUTIVE OFFICER
                              SOFTWARE ARTISTRY, INC.
                            9449 PRIORITY WAY WEST DRIVE
                              INDIANAPOLIS, IN  46240
                                   (317) 843-1663
            (Name, Address, and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                      COPY TO:
                                  Paul Bork, Esq.
                              Hinckley, Allen & Snyder
                                  28 State Street
                                 Boston, MA  02109
                                   (617) 345-9000

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    This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed on December 23, 1997 by Software Artistry, Inc., an Indiana corporation (the "Company") with respect to the tender offer commenced by Hoosier Acquisition Corp., an Indiana corporation (the "Purchaser ") and a wholly-owned subsidiary of International Business Machines Corporation, a New York corporation ("IBM") on December 24, 1997, to purchase any and all outstanding shares of the Company's Common Stock, no par value, (the "Shares") at a price of $24.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated December 23, 1997 and in the related Letter of Transmittal.

    All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

    The Schedule 14D-9 is hereby amended by adding the following:

    Item 8.  Additional Information to be Furnished.

    HSR Act

    At 11:59 p.m. on January 7, 1998, the waiting period under the HSR Act relating to the Offer expired without a request for additional information.

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                                       SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                               Software Artistry, Inc.



                               By:/s/ Thomas E. Vanneman
                                      ---------------------------
                               Name:  Thomas E. Vanneman

                               Title: Vice President, Finance, Chief Financial Officer, and Secretary and Treasurer

                               Date: January 9, 1998

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